Exhibit 99.1

2019 Annual General Meeting

Golar LNG Limited advises that its 2019 Annual General Meeting will be held on September 27, 2019.  The record date for voting at the Annual General Meeting is set to August 1, 2019. The notice, agenda and associated material will be distributed prior to the meeting.

Golar LNG Limited

Hamilton, Bermuda

July 5, 2019